4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001183853
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Intergraph Corporation
  0000351145
  <IRS-NUMBER>630573222
</SUBJECT-COMPANY>
<PERIOD>12/04/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sallinger, Gerhard



   Huntsville, AL  35894-0001
2. Issuer Name and Ticker or Trading Symbol
   Intergraph Corporation (INGR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/03/02    M        1,000         A  $5.5625                     D  Direct
Common Stock                                  12/03/02    S        1,000         D  $17.7700                    D  Direct
Common Stock                                  12/03/02    M        1,000         A  $5.5625                     D  Direct
Common Stock                                  12/03/02    S        1,000         D  $17.7500                    D  Direct
Common Stock                                  12/03/02    M        1,000         A  $5.5625                     D  Direct
Common Stock                                  12/03/02    S        1,000         D  $17.6500                    D  Direct
Common Stock                                  12/03/02    M        1,000         A  $5.5625                     D  Direct
Common Stock                                  12/03/02    S        1,000         D  $17.6200                    D  Direct
Common Stock                                  12/03/02    M        1,000         A  $5.5625                     D  Direct
Common Stock                                  12/03/02    S        1,000         D  $17.6000                    D  Direct
Common Stock                                  12/03/02    M        5,000         A  $5.3130                     D  Direct
Common Stock                                  12/03/02    S        5,000         D  $17.5200                    D  Direct
Common Stock                                  12/03/02    M        5,000         A  $7.9380                     D  Direct
Common Stock                                  12/03/02    S        5,000         D  $17.5500     10,000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.3130         12/03/02       M                          5,000                         01/11/09
to buy)
Incentive Stock Option (right  $5.5625         12/03/02       M                          1,000                         06/05/10
to buy)
Incentive Stock Option (right  $5.5625         12/03/02       M                          1,000                         06/05/10
to buy)
Incentive Stock Option (right  $5.5625         12/03/02       M                          1,000                         06/05/10
to buy)
Incentive Stock Option (right  $5.5625         12/03/02       M                          1,000                         06/05/10
to buy)
Incentive Stock Option (right  $5.5625         12/03/02       M                          1,000                         06/05/10
to buy)
Incentive Stock Option (right  $7.9380         12/03/02       M                          5,000                         06/26/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/03/02  Common Stock                   5,000                     5,000         D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   1,000                                   D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   1,000                                   D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   1,000                                   D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   1,000                                   D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   1,000                     15,000        D   Direct
to buy)
Incentive Stock Option (right  12/03/02  Common Stock                   5,000                     0             D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Sallinger, Gerhard
DATE 12/04/02